UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

1.            a copy of supplemental notice of 2020 annual general meeting of Huaneng Power International, Inc. (the "Registrant");

2.            an announcement relating to the inclusion of an additional proposal at the 2020 annual general meeting of the Registrant;

3.            a copy of second proxy form applicable for 2020 annual general meeting the Registrant;

Each made by the Registrant on May 29, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: June 1, 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

SUPPLEMENTAL NOTICE OF
2020 ANNUAL GENERAL MEETING

Reference is made to the notice (the “Notice of the Annual General Meeting”) of the 2020 annual general meeting (the “Annual General Meeting” or “General Meeting”) issued on 7 May 2021 of Huaneng Power International, Inc. (the “Company”) for convening the Annual General Meeting to be held at Conference Room A102, the headquarters of the Company, Huaneng Building, No. 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China on 22 June 2021 at 9:00 a.m. for considering and approving, if thought fit, the resolutions set out in the Notice of the Annual General Meeting.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that an additional proposal will be included in the General Meeting to be convened by the Company and that the following resolutions will be considered:

ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2020

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2020

3.	To consider and approve the audited financial statements of the Company for 2020

4.	To consider and approve the profit distribution plan of the Company for 2020 (Note 1)

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2021 (Note 2)

SPECIAL RESOLUTIONS

6.00	Proposals regarding the issue of short-term debentures, super short term debentures and debt financing instruments (by way of non-public placement) by the Company

6.01	To consider and approve the proposal regarding the issue of short-term debentures by the Company (Note 3)

6.02	To consider and approve the proposal regarding the issue of super short-term debentures by the Company (Note 3)

6.03	To consider and approve the proposal regarding the issue of debt financing instruments (by way of non-public placement) (Note 3)

7.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments (Note 3)

8.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares (Note 3)

ORDINARY RESOLUTION

9.	To consider and approve the proposal regarding the election of Mr. Xia Aidong as a supervisor of the Tenth Session of the Supervisory Committee of the Company (Note 4)

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this notice, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
29 May 2021

Notes:

1.	The profit distribution plan of the Company for 2020

The Company’s proposed profit distribution plan for 2020 is a cash dividend of RMB0.18 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB2,825,656,804.62.

2.	Proposal regarding the appointment of the Company’s auditors for 2021

The board of directors of the Company proposes to appoint Ernst & Young Hua Ming LLP to be the Company’s domestic auditors and the auditors for U.S. 20F annual report, and Ernst & Young to be the Company’s Hong Kong auditors for 2020. The total remuneration for 2021 is RMB26.5 million, including internal control audit fees of RMB3.98 million, which shall be subject to appropriate adjustment according to the actual audit scope.

3.	Please refer to the circular of the Company dated 7 May 2021 for details.

4.	Please refer to the announcement of the Company dated 29 May 2021 for details.

5.	The Second Proxy Form

(1)	The new proxy form for the General Meeting (the “Second Proxy Form”), which supersedes the proxy form for the General Meeting issued by the Company along with the Notice of the Annual General Meeting on 7 May 2021 (the “Proxy Form”), has been prepared and is enclosed with this Supplemental Notice.

(2)	Whether or not you are able to attend the General Meeting, you are requested to complete the accompanying Second Proxy Form in accordance with the instructions printed thereon and return the same to the Company’s H Share Registrar, Hong Kong Registrar Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time appointed for the holding of the General Meeting or any adjournment thereof (as the case may be) (the “Closing Time”). Completion and return of the Second Proxy Form will not preclude the shareholders of the Company from attending and voting in person at the General Meeting or any adjournment thereof.

(3)	H shareholder who has not yet lodged the Proxy Form with the Company’s H Share Registrar is requested to lodge the Second Proxy Form if he/she wishes to appoint a proxy to attend the General Meeting on his/her behalf. In this case, the Proxy Form should not be lodged with the Company’s H Share Registrar.

(4)	H shareholder who has already lodged the Proxy Form with the Company’s H Share Registrar should note that:

(i)	the Second Proxy Form lodged with the Company’s H Share Registrar before the Closing Time will revoke and supersede the Proxy Form previously lodged by him/her. The Second Proxy Form will be treated as a valid form of proxy lodged by the shareholder if correctly completed;

(ii)	if no Second Proxy Form is lodged with the Company’s H Share Registrar, the Proxy Form will remain valid and effective to the fullest extent applicable if correctly completed. The proxy appointed under the Proxy Form will also be entitled to vote in accordance with the instructions previously given by the shareholder or at his/her discretion (if no such instructions are given) on any resolution properly put to the General Meeting including the Proposal regarding the election of Mr. Xia Aidong as a supervisor of the Tenth Session of the Supervisory Committee of the Company which was not set out in the Proxy Form.

6.	Registration procedures for attending the General Meeting

(1)	A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(2)	Holders of H Shares intending to attend the General Meeting should return the reply slip for attending the General Meeting to the Company on or before 2 June 2021.

(3)	Shareholders may send the reply slip to the Company in person, by post or by fax.

7.	Registration Matters for H Shareholders

(1)	Closure of Register of Members of H Shares for attending the Annual General Meeting

In order to determine the shareholders of H shares who will be entitled to attend the Annual General Meeting, the Company will suspend registration of transfer of H shares from 1 June 2021 to 22 June 2021 (both days inclusive).

In order to qualify to attend and vote at the Annual General Meeting, non-registered holders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 31 May 2021. Holders of H shares whose names are recorded in the register of member of the Company on 22 June 2021 are entitled to attend the Annual General Meeting.

(2)	Closure of Register of Members for Payment of the Final Dividend for 2020

In order to determine the H Shareholders entitled to receive the 2020 Final Dividend, the Company will suspend registration of transfer of H Shares from 7 July 2021 to 12 July 2021 (both days inclusive).

Non-registered holders of H Shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificate(s) to the Company’s H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 6 July 2021. The H Shareholders whose names are recorded in the register of members of the Company on 12 July 2021 are entitled to receive the 2020 Final Dividend.

8.	Other Businesses

(1)	Shareholders and their proxies who attend shall bear their own accommodation and travelling expenses.

(2)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

(3)	The address for contact:

Capital Market Department of

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District, Beijing 100031,

The People’s Republic of China

(4)	Contact Person:	Xie Meixin / Hu Boxuan

Contact Telephone No:	(+86)10-6322 6590 / (+86)10-6322 6557
Email address:	xiemx@hpi.com.cn / huboxuan@hpi.com.cn

(5)	Time and dates in this notice are Hong Kong time and dates.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

ANNOUNCEMENT RELATING TO THE INCLUSION
OF AN ADDITIONAL PROPOSAL

AT THE 2020 ANNUAL GENERAL MEETING

Huaneng Power International, Inc. (the “Company”) published the notice of convening the 2020 annual general meeting on 7 May 2021 for convening the 2020 annual general meeting (“General Meeting”) to be held at Conference Room A102, Huaneng Building, No. 6 Fuxingmennei Street, Xicheng District, Beijing, China on 22 June 2021 at 9:00 a.m..

Due to change of work, Mr. Ye Cai, the existing Supervisor of the Company, has recently tendered a written report to the Supervisory Committee of the Company according to relevant regulations, resigning from his position as the Supervisor of the Company. The resignation report of Mr. Ye Cai shall become effective from the date on which a supervisor is elected by the Company.

Mr. Ye Cai confirmed that there is no disagreement with the Supervisory Committee of the Company and the Company. He is not aware of any matter in relation to his resignation from the Supervisor of the Company that needs to be brought to the attention of the shareholders of the Company.

Pursuant to the applicable provisions of the Company Law of the People’s Republic of China, the Rules Governing the General Meetings of Listed Companies, etc., shareholder(s) holding more than 3% of the total number of the issued shares of the listed company, whether alone or in aggregate with other shareholder(s), is/are entitled to submit additional proposal(s) at general meeting prior to the convening of such meeting according to law. The Board of Directors of the Company received a letter regarding the inclusion of an additional proposal at the General Meeting of Huaneng Power International, Inc. from Huaneng International Power Development Corporation (holding 32.28% shareholding interest in the Company), nominating Mr. Xia Aidong to be the candidate for the supervisor of the Tenth Session of the Supervisory Committee the Company, such that the “Proposal regarding the election of Mr. Xia Aidong as a supervisor of the Tenth Session of the Supervisory Committee of the Company” will be included as an additional proposal for consideration and approval at the General Meeting of the Company.

SET OUT BELOW IS THE BIOGRAPHICAL DETAILS OF MR. XIA AIDONG

Supervisor

Mr. Xia Aidong, aged 53, is currently the director of the Audit Department and director of the Audit Center of China Huaneng Group Co., Ltd.. He previously was the chief of the Budget Division of the Finance Department, and the deputy director of the Budget and Comprehensive Planning Department of China Huaneng Group Co., Ltd., manager of the Budget Department of Huaneng Power International, Inc., and the deputy director of the Budget and Comprehensive Planning Department of China Huaneng Group Co., Ltd.. Mr. Xia graduated from Beijing Business School with a major in accounting, bachelor’s degree in economics, and a professor-level senior accountant.

Save the work relationship disclosed in the qualifications above, Mr. Xia does not have any other connection and relationship with the Company, its controlling shareholders or de facto controllers, nor has Mr. Xia been subject to any punishment by China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges.

The Company proposes to appoint Mr. Xia as the Supervisor for a term until the expiry of the Tenth Session of the Supervisory Committee. Save for the above, Mr. Xia does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, (Chapter 571 of the laws of Hong Kong).

In addition, there is no other information in relation to Mr. Xia which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

A supplemental notice of the General Meeting (the “Supplemental Notice”) containing (among others) the additional proposal to consider and approve the appointment of Mr. Xia as a supervisor of the Tenth Session of the Supervisory Committee of the Company together with the second proxy form applicable for use at the General Meeting (the “Second Proxy Form”) are expected to be dispatched to the H Shareholders of the Company on or about 31 May 2021.

H Shareholders are requested to complete and return the Second Proxy Form in accordance with the instructions printed thereon to the Company’s H Share Registrar, Hong Kong Registrar Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 24 hours before the time appointed for holding the General Meeting. Special arrangements about the completion and return of the Second Proxy Form are also set out in the Supplemental Notice. H Shareholders who have appointed or intend to appoint proxies to attend the General Meeting are requested to pay particular attention to the special arrangements set out therein.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
29 May 2021

Second Proxy Form

Applicable for 2020 Annual General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

Important: If the shareholder(s) of the Company have/has not yet lodged the original proxy form for the 2020 Annual General Meeting (issued by the Company along with, among other things, the notice of the 2020 Annual General Meeting (the “Meeting” or the “General Meeting”) on 7 May 2021) (the “Original Proxy Form”) with the Company or the Company’s H Share Registrar, shareholders are requested to lodge only this Proxy Form (the “Second Proxy Form” or “Proxy Form”), and if the Original Proxy Form has already been lodged, then please note that:

(i)	The Second Proxy Form lodged with the Company’s H Share Registrar by the shareholder not less than 24 hours before the time appointed for the holding of the Meeting will revoke and supersede the Original Proxy Form previously lodged by him/ her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(ii)	If no Second Proxy Form is lodged with the Company’s H Share Registrar by the shareholder, the lodged Original Proxy Form will remain valid and effective to the fullest extent applicable if correctly completed. The authorized proxy of the shareholder holding the Original Proxy Form will be entitled to vote at his/her discretion (if no such instructions are given) on the Proposal regarding the election of Mr. Xia Aidong as a supervisor of the Tenth Session of the Supervisory Committee of the Company which was not set out in the Original Proxy Form.

I (We) (Note 2)

of

Shareholders’ Account:	and I.D. No.:	,

being the holder(s) of	H Share(s)/Domestic Share(s)* (Note 1)

of Huaneng Power International, Inc. (the “Company”) now appoint (Note 3)

I.D. No.:

(of	),

or failing him the Chairman of the Meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2020 Annual General Meeting (the “General Meeting” or “Meeting”) to be held at 9:00 a.m. on 22 June 2021 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the General Meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion. (Note 6)

ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)	Abstained (Note 4)
1.	To consider and approve the working report from the Board of Directors of the Company for 2020
2.	To consider and approve the working report from the Supervisory Committee of the Company for 2020
3.	To consider and approve the audited financial statements of the Company for 2020
4.	To consider and approve the profit distribution plan of the Company for 2020
5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2021
SPECIAL RESOLUTIONS		For (Note 4)	Against (Note 4)	Abstained (Note 4)
6.00	Proposals regarding the issue of short term debentures, super short term debentures and debt financing instruments (by way of non-public placement) by the Company
6.01 To consider and approve the proposal regarding the issue of short-term debentures by the Company
6.02 To consider and approve the proposal regarding the issue of super short-term debentures by the Company
6.03 To consider and approve the proposal regarding the issue of debt financing instruments (by way of non-public placement)
7.	To consider and approve the proposal regarding the granting of the general mandate of issue domestic and/or overseas debt financing instruments
8.	To consider and approve the proposal regarding the granting of general mandate to the Board of Directors to issue domestic shares and/or overseas listed foreign shares
ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)	Abstained (Note 4)
9.	To consider and approve the proposal regarding the election of Mr. Xia Aidong as a supervisor of the Tenth Session of the Supervisory Committee of the Company

Date:	Signature:	(Note 5)

Notes:

1.	Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.	Please insert the name and address of your proxy. If this is left blank, the chairman of the Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the General Meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. YOU WISH TO VOTE ABSTAINED A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “ABSTAINED” (SUCH ABSTAINED VOTES WILL BE COUNTED IN THE CALCULATION OF THE REQUIRED MAJORITY OF THE RESOLUTIONS). If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his/her discretion or to abstain. Your proxy will also be entitled to vote or abstain at his/her discretion on any resolution properly proposed to the Meeting other than those referred to in the notice for the Meeting and the supplemental notice of the Meeting.

5.	This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.	This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to the H Share registrar of the Company, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, at least 24 hours before the time designated for the holding of the General Meeting.

* Please delete as appropriate.